

March 26, 2013

Harry S. Pangas
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

       RE: Medley Capital Corporation
                 File Nos.: 814-818; 333-187324

Dear Mr. Pangas:

On March 18, 2013, Medley Capital Corporation (the "Company"), which has elected to be regulated as a business development company under the provisions of the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act"), to register up to $750 million in aggregate offering price of the Company's common stock, preferred stock, debt securities, units or warrants representing rights to purchase shares of the Company's common or preferred stock or debt securities in a shelf offering under Rule 415 of the 1933 Act.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. In a letter dated March 18, 2013, you represented that the disclosure is substantially similar to the information presented in the Company's post-effective amendment to its registration statement, which was declared effective on March 12, 2013. We have reviewed the registration statement and have the following comments.

General

1. The Company has communicated to us that it typically determines the fair value of its performing debt investments utilizing a market yield analysis. In a market yield analysis, a price is ascribed to each debt investment based on an assessment of current and expected market yields for similar debt investments and risk profiles. Please explain how the Company's management has used a market yield analysis and has not adjusted the fair valuation for approximately 75% of the portfolio that remains at par or amortized cost in a period where market yields have changed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant